Att
6/8/2004

SEC 04016766 )MMISSION
)

VF 6-3-04

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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 28 2004
WASH. D.C.
161

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52511 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. dba CHOICETRADE

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD H. BUCKNER 732-214-2645
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATRAMAN, CPA
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD. (Address) NORTH BRUNSWICK (City) NJ. (State) 08902 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, RONALD H. BUCKNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE INC. dba CHOICETRADE, as of MAY 27TH, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP + CFO

Title

NEELAM KUMAR
NOTARY PUBLIC OF NEW JERSEY
MIDDLESEX COUNTY
MY COMMISSION EXPIRES June 9, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LetsGoTrade, Inc.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2004 AND 2003

**RAVI VENKATARAMAN**
**CERTIFIED PUBLIC ACCOUNTANT**

**LetsGoTrade, Inc.**

**TABLE OF CONTENTS**

**MARCH 31, 2004 AND 2003**

RAVI VENKATARAMAN
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 FAX: (732) 214-9226

# INDEPENDENT AUDITOR'S REPORT

The Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

We have audited the accompanying statement of financial condition of LetsGoTrade, Inc (the Company), as of March 31, 2004 and 2003, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LetsGoTrade, Inc. as at March 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA

May 26, 2004

# LetsGoTrade, Inc
## STATEMENT OF FINANCIAL CONDITION

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $15,931 | $14,734 |
| Deposit with Clearing Firm | 50,785 | 50,687 |
| Commissions Receivable | 12,592 | 9,964 |
| Other Receivables | 1,798 | 5,000 |
| Prepaid Expenses ( Note 2 ) | 8,576 | 7,932 |
| Other Current Assets | 136,446 | 72,276 |
| Total Current Assets | 226,128 | 160,593 |
| **Property and Equipment,** | | |
| Net of Accumulated Depreciation of $74,544 in 2004 and $ 55,926 in 2003 ( Note 1,3 ) | 6,467 | 25,085 |
| Total Property and Equipment | 6,467 | 25,085 |
| **Other Assets:** | | |
| Security Deposits ( Note 4 ) | 1,541 | 1,541 |
| Total Other Assets | 1,541 | 1,541 |
| TOTAL ASSETS | $234,136 | $187,219 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $5,909 | $5,493 |
| Accrued expenses | 12,500 | 15,790 |
| Other Current Liabilities ( Note 10 ) | 25,000 | 17,000 |
| Total Current Liabilities | 43,409 | 38,283 |
| **Stockholders' Equity:** | | |
| Common Stock ( Note 6,9,12 ) | 49,400 | 45,700 |
| Additional paid - in capital | 1,873,230 | 1,907,880 |
| Retained Earnings | (1,731,903) | (1,804,644) |
| Total Stockholders' Equity | 190,727 | 148,936 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $234,136 | $187,219 |

The Notes to Financial Statements are an integral part of this statement

# LetsGoTrade, Inc
## STATEMENT OF INCOME/( LOSS)
## FOR THE YEAR ENDED

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| Revenues | $264,011 | $208,115 |
| Cost of Sales | (125,578) | (91,482) |
| Gross Profit | 138,433 | 116,633 |
| General, Sales, and Administrative Expenses ( Note 14 | (50,020) | (113,049) |
| Depreciation | (18,618) | (20,352) |
| Income/(Loss) from operations | 69,795 | (16,768) |
| Interest income | 2,946 | 1,221 |
| Net Income/(Loss) | 72,741 | (15,547) |
| Retained Earnings - Beginning | (1,804,644) | (1,789,097) |
| Retained Earnings - Ending | ($1,731,903) | ($1,804,644) |

The Notes to Financial Statements are an integral part of this statement

# LetsGoTrade, Inc.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| **Cash Flow from Operating activities:** | | |
| Net Income/(Loss) for the period | $72,741 | ($15,547) |
| Add: Depreciation | 18,618 | 20,352 |
| Disposal of Fixed Assets | 0 | 29,133 |
| Changes in assets and liabilities: | | |
| Decrease in Escrow Account | 0 | 100 |
| Increase in Deposit with Clearing Firm | (98) | (399) |
| Increase in Commissions Receivable | (2,628) | (2,473) |
| (Increase)/Decrease in Prepaid Expenses | (644) | 32,782 |
| Increase in Accounts Payable | 416 | 813 |
| Decrease in Accrued Expenses | (3,290) | (5,225) |
| Increase/(Decrease) in Other Current Liabilities | 8,000 | (4,720) |
| Increase in Security Deposits | 0 | (1,541) |
| Increase in Other Current Assets | (60,968) | (77,276) |
| Net decrease in cash from Operating Activities | 32,147 | (24,001) |
| **Cash Flow from Investing activities:** | | |
| Purchase of Fixed Assets | | |
| Net decrease in cash from Investing Activities | | |
| **Cash Flow from Financing activities:** | | |
| Common Stock | 3,700 | 1,200 |
| (Decrease)/Increase in Additional Paid-in Capital | (34,650) | 28,800 |
| Net increase in cash from Investing Activities | (30,950) | 30,000 |
| Cash - Beginning | 14,734 | 8,735 |
| Cash - Ending | $15,931 | $14,734 |

The Notes to financial statements are an integral part of this statement

## LetsGoTrade, Inc.
## NOTES TO FINANCIAL STATEMENTS
### MARCH 31, 2004

### Note 1 - Summary of Significant Accounting Policies:

#### A. General

LetsGoTrade, Inc was incorporated in the State of Delaware on March 28, 2000. It has its main office in central New Jersey . LetsGoTrade, Inc is a securities brokerage firm and is a registered broker-dealer with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers, the Securities Investor Protection Corporation and the Municipal Securities Rulemaking Board.

#### B. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

#### C. Revenue Recognition

The Company derives transaction revenues from commissions related to domestic retail broker-dealer transactions in equity securities, and, to a lesser extent, payments from electronic communications networks. Revenues from securities transactions are recognized on a trade date basis and are executed by independent broker-dealers and electronic communications networks. Order flow revenues are accrued in the same period as the related securities transactions.

### Note 2 – Prepaid Expenses and Other Current Assets:

Prepaid Expenses represents prepaid legal fees, Regulatory fees and registration fees. Other Current Assets represents employee and other advances.

### Note 3 - Property and Equipment:

Property and Equipment consists of the following:

| | March 31,2004 | March 31,2003 |
|---|---|---|
| Equipment | $81,011 | $ 81,011 |
| Less: Accumulated Depreciation | 74,544 | 55,926 |
| | $ 6,467 | $25,085 |

Depreciation expense was $18,618 and $ 20,352 for the years ended March 31,2004 and 2003 respectively. For the year ended March 31, 2003, the Company has disposed of assets with an original cost of $51,716.

## LetsGoTrade, Inc.
## NOTES TO FINANCIAL STATEMENTS
### MARCH 31, 2004

**Note 4 – Security Deposits:**

The Security deposit for March 31,2004 consists of the following:

| | |
|---|---|
| Rental Deposit | $ 1,541 |

**Note 5 - Commitments:**

Effective November 1, 2003, LetsGoTrade, Inc has renewed leased office space at 197 Route 18, Suite # 3000, East Brunswick, NJ 08816, for a one year period. The lease rental is $739.55 per month.

**Note 6 – 2000 Long-Term Incentive Plan:**

In July 2001, LetsGoTrade, Inc. instituted its "2000 Long-Term Incentive Plan". The purpose of this plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain personnel upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, to offer such personnel additional incentives to put forth maximum efforts for the success of the business, and to afford them an opportunity to acquire a proprietary interest in the Company through stock ownership and other rights.

In conjunction with the plan, the Company allocated 2,500,000 shares of its Common Stock. As of March 31, 2004 there were 537,466 available shares remaining for future awards. From inception through March 31, 2004, the Company awarded 1,962,534 shares of stock from the plan; 1,826,500 were in the form of restricted stock awards and warrants, which were issued and are outstanding, and 136,034 were in the form of option agreements which have expiration dates through June 2006. As of March 31, 2004, all awards were fully vested.

**Note 7 – Pension Plan:**

LetsGoTrade, Inc established a 401K Plan as of September 1, 2000.This is an Employee contributory plan. The Employees may contribute 1% to 15% (not to exceed 20%) of compensation. No matching or other contributions were made nor required to be made by the Company to the plan during the year ended March 31, 2003. This plan was discontinued during the year ending March 31, 2003.

## Note 8 - Flexible Benefit Plan:

During the year ended March 31, 2003, the Company discontinued the following Flexible Benefit Plans:

Dependant Care Assistance Plan
Premium Expense Plan
Health care reimbursement Plan.

The above plans qualified as a "Cafeteria Plan" within the meaning of Section 125 of the Internal Revenue Code of 1986.

## Note 9 – Options and Warrants:

In conjunction with the Company's "2000 Long-term Incentive Plan" and in consideration for various business arrangements and goodwill, the Company granted options and issued warrants amounting to 668,534 and 373,034 shares of the Company's Common Stock as of March 31, 2004 and 2003, respectively. Such options and warrants are fully vested and exercisable at strike prices ranging from $0.01 to $3.00 per share and expire on various dates through December 14, 2008.

## Note 10 – Related Party Transactions:

Other current liabilities as of March 31, 2004 amounting to $25,000 represent a note payable to the spouse of a shareholder of the Company. Interest is payable monthly on the unpaid balance at a rate of ten percent per annum. The note is payable on September 10th, 2004. On May 24th, 2004, the due date of the note was extended to March 10th, 2005.

## LetsGoTrade, Inc.
## NOTES TO FINANCIAL STATEMENTS
### MARCH 31, 2004

### Note 11 – Regulatory Requirements:

LetsGoTrade,Inc. is subject to the Uniform Net Capital Rule(the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission("SEC")and the National Association of Securities Dealers Regulation, Inc.("NASDR"), which requires the maintenance of minimum net capital. LetsGoTrade, Inc. has a minimum net capital requirement of $ 5,000. The Company had amounts in relation to the Rule as follows:

| | March 31,2004 | March 31,2003 |
|---|---|---|
| Net Capital | $37,698 | $42,102 |
| Required Net Capital | $ 5,000 | $ 5,000 |
| Excess Net Capital | $32,698 | $37,102 |

The Rule also requires that the ratio of the aggregated indebtness to Net capital shall not exceed 8 to 1 during its initial year of registration and 15 to 1 thereafter. The Company had amounts in relation to the Rule as follows:

| | March 31,2004 | March 31,2003 |
|---|---|---|
| Aggregated indebtness | $43,409 | $38,283 |
| Net Capital | $37,698 | $42,102 |
| Ratio | 1.15 to 1 | 0.91 to 1 |

### Note 13- Share Capital:

The total number of shares that the Company is authorized to issue is Ten Million (10,000,000) shares of Common Stock ,$.01 par value per share. As of March 31,2004 and 2003, the shares issued and outstanding are 4,940,000 and 4,570,000 respectively. There are restrictions on the transfer of shares which are outlined in the Stockholder's Agreement.

**RAVI VENKATARAMAN**
CERTIFIED PUBLIC ACCOUNTANT
1502 NORTH OAKS BLVD.
NORTH BRUNSWICK, NJ 08902
TEL: (732) 214-1592 FAX: (732) 214-9226

## AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
LetsGoTrade, Inc
East Brunswick, NJ

In planning and performing our audit of the financial statements and supplemental schedules of LetsGoTrade, Inc.(the Company), for the years ended March 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkatarama

Ravi Venkataraman, CPA

Date: May 26, 2004

# LetsGoTrade, Inc.

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| **Computation of Net Capital** | | |
| Total ownership equity from Statement of Financial Condition | $ 190,727 | $ 148,936 |
| Deduct ownership equity not allowable for Net Capital | (153,029) | (106,834) |
| Total ownership equity qualified for Net Capital | 37,698 | 42,102 |
| Net Capital | 37,698 | 42,102 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required | 2,891 | 2,550 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement | 5,000 | 5,000 |
| Net Capital requirement | 5,000 | 5,000 |
| Excess net capital | 32,698 | 37,102 |
| Excess net capital at 1000% | 33,357 | 38,274 |
| **Computation of Aggregate Indebtedness** | | |
| Total A.I. Liabilities from Statement of Financial Condition | 43,409 | 38,283 |
| Total aggregate indebtedness | $ 43,409 | $ 38,283 |
| **Aggregate Indebtedness to Net Capital Computation** | | |
| | 115.15% | 90.93% |

SCHEDULE - I

# LetsGoTrade, Inc.

| | March 31, 2004 | March 31, 2003 |
|---|---|---|
| **Computation of Net Capital** | | |
| Total ownership equity from Statement of Financial Condition | $ 190,727 | $ 148,936 |
| Deduct ownership equity not allowable for Net Capital | (153,029) | (106,834) |
| Total ownership equity qualified for Net Capital | 37,698 | 42,102 |
| Net Capital | 37,698 | 42,102 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required | $ 2,891 | $ 2,550 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement | 5,000 | 5,000 |
| Net Capital requirement | 5,000 | 5,000 |
| Excess net capital | 32,698 | 37,102 |
| Excess net capital at 1000% | 33,357 | 38,274 |
| **Computation of Aggregate Indebtedness** | | |
| Total A.I. Liabilities from Statement of Financial Condition | $ 43,409 | $ 38,283 |
| Total aggregate indebtedness | 43,409 | 38,283 |
| **Aggregate Indebtedness to Net Capital Computation** | | |
| | 115.15% | 90.93% |